

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 25, 2023

Ahmed Fattouh
Chief Executive Officer
InterPrivate III Financial Partners Inc.
1350 Avenue of the Americas, 2nd Floor
New York, NY 10019

> **Re: InterPrivate III Financial Partners Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 8, 2023**
> **File No. 001-40151**

Dear Ahmed Fattouh:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Daniel Nussen